Exhibit 99.1

MMTEC, Inc. Announces Amendment to Memorandum and Articles of Association

BEIJING, Oct. 28, 2022 /PRNewswire/ -- MMTEC, Inc. (“MMTEC” or the “Company”) (Nasdaq: MTC) filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 5,000,000,000. This change to the Company’s authorized capital became effective upon the Registrar of Corporate Affairs’s acceptance of the Amended and Restated Memorandum and Articles of Association on October 26, 2022.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company mainly focuses on investment banking and asset management business, providing customers with one-stop and all-round financial services. In addition to traditional incubation and investment in domestic and foreign companies listed in the United States, it also launched the HiFund platform to attracting global institutional and individual investors to invest in the most competitive Chinese assets.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@haisc.com, +86 10 5617 2312